This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

July 9, 2003

3.

Press Release

The press release was issued on July 9, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU:TSX) announces that the Company has mandated Investec Bank for project financing for the Tabakoto Gold Project in Mali.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on July 09, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

TABAKOTO PROJECT FUNDING

      July 9, 2003

Nevsun Resources Ltd. (NSU - TSX) is pleased to announce that, after receiving a number of proposals to provide project financing for its Tabakoto Gold Project in Mali, the Company has mandated Investec Bank to arrange and underwrite the project financing. Investec, an international banking group, with its head office based in South Africa, has  extensive experience in mining finance. Investec also has specific experience in Mali, having recently been involved in the financing of a mining operation in close proximity to the Tabakoto Project. Closing is anticipated in the next few months and is subject to normal project finance conditions precedent. Barclays Bank has expressed an interest to participate as a lender in the project financing.

Management has notionally allocated from existing working capital the Company’s required share to fund the Tabakoto Project to completion. The Company is also well funded to carry on its successful exploration activities in Eritrea and Mali.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com